DATARAM

PRESS RELEASE

Dataram Contact:             Investor Contact:
Mark Maddocks,               Joe Zappulla
Chief Financial Officer      Wall Street Investor Relations Corp.
609-799-0071                 212-973-0883 or 301-907-4090
info@dataram.com             JZappulla@WallStreetIR.com





            DATARAM RESTRUCTURES GLOBAL OPERATIONS

  Measures Implemented by Company Expected to Save $4 Million Annually

PRINCETON, N.J. August 3, 2001 - Dataram Corporation (NASDAQ: DRAM) today announced that it has completed a company-wide restructuring as part of its integration strategy for its recently acquired assets of Memory Card Technology A/S. The restructuring, which resulted in a 25 percent reduction in workforce and other cost efficiencies, is expected to reduce operating expenses by approximately $4 million, annually. The Company intends to record a pre-tax charge of approximately $1.1 million or $0.11 per diluted share as a result of the restructuring.

For the first quarter ended July 31, 2001, Dataram expects to report a net loss per share in the range of $0.22 to $0.25. The projected loss attributable to the operations of the acquisition is estimated to be $0.29 per share, after restructuring charges. Revenues for the quarter are expected to be approximately $22 million compared to revenues of $25.9 million in the previous fiscal quarter.

Robert Tarantino, Dataram's chairman, president and CEO commented, "The business downturn continues to make forecasting of revenues and profits difficult in the short-term. Continued inventory right-sizing and reduced capital spending by businesses worldwide, coupled with lower selling prices resulting from declining DRAM prices has impacted our revenues and earnings. The spread of the economic slowdown into overseas markets has hurt the performance of our recent acquisition, which has caused us to accelerate our integration timetable." Mr. Tarantino continued, "The actions we have taken to streamline our Company and eliminate operational redundancies position us to better serve our customers and preserve profitability. Dataram will operate as one company, with an integrated management team, marketing its products under one company brand."

Tarantino concluded, "The cost savings our customers realize by using Dataram products becomes more critical during economically trying times. We are taking advantage of the current market conditions to expand our customer base and improve market share. Our long-term prospects remain strong, especially in light of our expanded worldwide sales capabilities and broadened product line."

Dataram expects to report its financial results for its first quarter ended July 31, 2001 and conduct a conference call on August 22.
Conference call access information will be provided at a future date.


ABOUT DATARAM CORPORATION


Dataram Corporation, celebrating its 34th year in the computer industry, is a leading provider of server, workstation and PC memory. The Company offers a specialized line of gigabyte-class memory for entry- to enterprise-level servers and workstations from Compaq, HP, IBM, Intel, Silicon Graphics and Sun as well as desktop, notebook and flash memory for Acer, Apple, IBM, Dell, Compaq, Fujitsu/Siemens, and Toshiba products. Additional information is available on the Internet at www.dataram.com.
The information provided in this press release may include forward-looking statements relating to future events, such as the development of new products, the commencement of production, or the future financial performance of the Company. Actual results may differ from such projections and are subject to certain risks including, without limitation, risks arising from: changes in the price of memory chips, changes in the demand for memory systems, increased competition in the memory systems industry, delays in developing and commercializing new products and other factors described in the Company's most recent Annual Report on Form 10-K, filed with the Securities and Exchange Commission, which can be reviewed at http://www.sec.gov.